Exhibit 15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement of CN Energy Group. Inc. on Form F-3 (File No. 333-264579) of our report dated February 15, 2022, which contains an explanatory paragraph regarding the effects of the adjustments to retrospectively apply the change in accounting related to the share re-designation as described in Note 19, which were audited by other auditors, with respect to our audits of consolidated balance sheet of CN Energy Group. Inc. as of September 30, 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended September 30, 2021, which appears in this Annual Report on Form 20-F for the year ended September 30, 2022.

/s/ Friedman LLP

New York, New York

January 27, 2023